NEWS RELEASE	05-012 Date: June 6, 2005 Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357

Agrium Acquires Canadian Fertilizer Distribution Assets	Christine Gillespie Investor Relations Manager Phone (403) 225-7437 Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has reached an agreement in principle (the “Agreement”) with Imperial Oil to acquire its Western Canadian fertilizer distribution assets.

Under the Agreement, Agrium will acquire the fertilizer storage and distribution assets and associated long-term leases for land at over 190 independently operated retail locations. The Agreement also includes exclusive fertilizer supply agreements with the independent operators. This is expected to result in a significant increase in Agrium’s sales to these retail locations. In addition to sales of Esso branded petroleum products and services from Imperial Oil, these independent operators typically market over 500,000 tonnes of fertilizer per year in Western Canada. The purchase price of $22-million will be funded from cash on hand. The transaction is expected to close in the third quarter of 2005, subject to a definitive purchase and sale agreement, due diligence and regulatory approval.

“We are excited about entering into a new partnership with the independent operators of one of the largest agricultural retail networks in North America”, said Mike Wilson, Agrium’s President and CEO.

“This Agreement provides us with an opportunity to increase sales in our higher margin Western Canadian market and to provide surety of supply to the independent operators of this retail business. We expect this transaction to be immediately accretive to earnings and is part of our strategy to continue to grow the distribution component of our business.”

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash, as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the exchange rates for U.S., Canadian, Argentine, and other currencies, government policies, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption levels, future crop prices, future levels of fertilizer imports into our major markets and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.